JOGOHEALTH, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2019 & 2020

WITH INDEPENDENT ACCOUNTANT'S AUDIT REPORT

TABLE OF CONTENTS



Sai CPA Services

Monroe Office:

5 Villa Farms Cir,
Monroe Twp, NJ 08831
akumar@saicpaservices.com
Ph: 908-380-6876

East Brunswick Office:

1 Auer Ct, 2nd Floor,
East Brunswick, NJ 08816
support@saicpaservices.com
Ph: 908-888-8901

Independent Accountant's Audit Report

To Management
JogoHealth, Inc.
Bridgewater NJ 08807

We have audited the accompanying financial statements of JogoHealth, Inc. which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of income, the statement of equity and cash flow statements for the years then ended, and the related notes to the financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We have not audited the financial statements of the Indian Subsidiary (JogoHealth Private Limited), a wholly-owned 99.99% subsidiary. Those statements were audited by other auditors in India, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for JogoHealth Private Limited, is based solely on the report of the other accountants.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JogoHealth Inc. as of December 31, 2019 & 2020, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Ajay Kumar, CPA
Sai CPA Services
Date: 07/16/2021

JOGOHEALTH INC

Profit & Loss Comparison

	Jan - Dec 20	Jan - Dec 19
Ordinary Income/Expense		
Income		
Revenue	~	7,034
Total Income	0	7,034
Expense		
Advertising and Promotion	1,895	4,873
Bank Service Charges	628	383
Business Credit Card	56,665	32,311
Business Licenses and Permits	0	349
Citi Card Expense	0	7,142
Computer and Internet Expen...	821	3,365
Consulting Fee	306,330	97,366
India Office Expense	0	21,880
Insurance Expense	25,372	1,199
Miscellaneous Expenses	1,870	15,910
Office Supplies	0	785
Payroll Expenses	229,200	115,501
Professional Fees	57,974	16,738
R&D Expense	112,481	0
Rent Expense	14,300	11,050
Taxes		
Federal Tax	93,181	42,660
State Taxes	20,439	9,026
Total Taxes	113,620	51,687
Telephone Expense	1,969	169
Travel Expense	1,853	4,757
Upwork Expense	0	4,418
Total Expense	924,976	389,881
Net Income	**-924,976**	**-382,846**

JOGOHEALTH INC
Balance Sheet Comparison
As of December 31, 2020 & 2019

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
Wells Fargo 5987	782,620	1,664,024
Wells Fargo Savings 2645	3,451	1,650
Total Checking/Savings	786,071	1,665,674
Total Current Assets	786,071	1,665,674
Other Assets		
Investment in JOGOHEALTH Pvt Lt	393,372	259,900
Loan to Sanjay Murali	2,144	10,000
Security Deposits Rent	1,950	1,950
Total Other Assets	397,466	271,850
TOTAL ASSETS	1,183,537	1,937,524
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
PPP Loan	33,594	0.00
Total Other Current Liabilities	33,594	0.00
Total Current Liabilities	33,594	0.00
Total Liabilities	33,594	0.00
Equity		
Capital Stock	2,625,091	2,320,370
Retained Earnings	-1,475,148	-382,846
Total Equity	1,149,943	1,937,524
TOTAL LIABILITIES & EQUITY	1,183,537	1,937,524

JOGOHEALTH INC
Cashflow Statement

	Jan - Dec 20	Jan - Dec 19
Cash at beginning of period	1.665.674	4.870
OPERATING ACTIVITIES		
Net Income	-924.975	-382.846
Adjustments to reconcile Net Income		
to net cash provided by operations:		
PPP Loan	33.594	
Net cash provided by Operating Activities	-891,381	-382,846
INVESTING ACTIVITIES		
Investment in JOGOHEALTH Pvt Lt	-133.472	-259,900
Loan to Sanjay Murali	7,856	-10.000
Security Deposits Rent		-1,950
Net cash provided by Investing Activities	-125.616	-271.850
FINANCING ACTIVITIES		
Capital Stock Contribution	309.590	2.315,500
Capital Expenditure	-172,197	
Net cash provided by Financing Activities	137.394	2.315,500
Net cash increase for period	-879,603	1,660,804
Cash at end of period	786,071	1,665,674

JOGOHEALTH INC
Statement of Shareholder's Equity
As on December 31, 2020

	Common Stock		Preferred Stock		Additional	Accumulated		
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit		Total
BEGINNING BALANCE, JANUARY 1, 2020	1,000,000	$ 100	419,581	$ 42	$ 2,320,228	$ (382,846)	$	1,937,524
Contributions	_		14,679	$ 1	$ 304,720		$	304,721
Change in Retained Earnings						$ (1,092,302)	$	(1,092,302)
ENDING BALANCE, DECEMBER 31, 2020	1,000,000	$ 100	434,260	$ 43	$ 2,624,948	$ (1,475,148)	$	1,149,943

Notes to the Financial Statements

1.Summary of Significant Accounting Policies

The Company
JogoHealth, Inc. (the "corporation") is engaged in the business of Digital Therapeutics, healthcare services. The Company was created over ten years of tireless research and testing, as a potential prescription digital therapy to treat more than ten neuromuscular conditions. In 2019, JOGO received the patent for this innovation from United States Patent and Trademark Office (USPTO). JOGO uses an app and wearable technology that leverage AI and VR to treat pain and neuromuscular conditions by providing treatment protocols and games that can be adapted for muscle relaxation, movement coordination, and neuromuscular re-education, using the clinically proven science of neuroplasticity.

Calendar Year
The JogoHealth Inc operates on a calendar year.

Basis of Accounting
The accompanying financial statements of JogoHealth, Inc have been prepared in accordance with accounting principles generally accepted in the United States. JogoHealth Inc's taxes are prepared on cash basis for filing the corporate tax returns.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at calendar year-end. Actual results could differ from those estimates.

Risks and Uncertainties
JOGO — the first-ever digital therapeutics product that used the science of EMG biofeedback to treat neuromuscular diseases. This product is new in the market and the company is yet to produce revenue from this product in its U.S operations.

Our understanding from the management is that the product is FDA approved and they have a Patent, which makes it more marketable with the prospective customers.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company had around $1.6M as cash as of December 31,2019 and had around $780K as of December 31, 2020. The Company held no cash equivalent securities as of December 31, 2019 & 2020.

Accounts Receivable

The company does not have accounts receivable.

Inventory

The company does not have Inventory.

Intangible Assets

In 2019, JOGO received the patent for this innovation from United States Patent and Trademark Office (USPTO).

Property and Equipment

The Company does not have any Property and Equipment.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the year 2019 & 2020. Net operating losses will be carried forward to reduce taxable income in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Concentrations of Credit Risk
Risk portfolio (Burn Rate)
Burn rate is calculated as the available cash at the end of the month/year to the monthly operating expenses.
2019= 1,665,674/32490=51.27
Average operating expense for year 2019= 389,881/12=32,490
2020= 786,070/77081=10.2
Average operating expense for year 2020= 924,976/12= 77,081
2021 Q1= 316,601/ 89,913=3.5
Average operating expense for 2021- Q1=269,740/3=89,913
The available cash of $316,601 at the end of March 2021 can be used for the next 3.5 months in the year 2021.

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company currently do not have any revenue under U.S operations. Revenues are expected to be recognized on rental of JOGO device, delivery of therapy services and health coaching services.

Warranty Reserve
The Company currently do not have any revenue and will provide for future claims in the period when the revenue is recognized.

Advertising and promotion Expenses
The Company expenses advertising costs as they are incurred. The company incurred $5K in 2019 and $2K in 2020.

Research and Development Expenses

Research and development costs are recorded as incurred. Total expense related to research and development was $112K for the year ending December 31, 2020.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the US Company. Foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction.

India Operations

JogoHealth Private Limited is incorporated in India on May 14, 2019 and provides healthcare services. JogoHealth Private Limited is 99.99% subsidiary of JogoHealth, Inc. JogoHealth, Inc uses Cost method of accounting to reflect the investment in the subsidiary.

Equity Based Compensation

The Company has a Non statutory Stock Option, 2019 Stock Incentive Plan. All Stock Option grants are based on this plan. These Option are not intended be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "**Code**"). The shares issuable upon the Exercise are not registered under the Securities Act of 1933. The Company has also issued Warrants.

2. Commitments and Contingencies

Our understanding from the management is that the Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Loans Receivable – Related Parties

The Company has provided loans to related parties of the Company valued at $10K as of December 31, 2019 and $2K as of December 31, 2020. As of May 2021, there are no loan payment due to the Company.

4. Equity

Under the articles of incorporation, the total number of all classes of shares that the Corporation shall have authority to issue is 4,000,000.

Common Stock

The Company is authorized to issue 3,494,634 shares of Common Stock, $0.0001 par value per share Our understanding from the management, as of May 2021, out of 3,494,634 shares authorized, 1,000,000 shares were issued and Outstanding with 1:1 Voting Rights.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 61,096 shares of Series Seed 1 Preferred Stock, $0.0001 par value per share and 444,270 of Seed 2 Preferred Stock.

Our understanding from the management, as of May 2021, 61,096 Preferred shares seed 1 shares and 444,270 Preferred shares seed 2 have been authorized and 61,056 Preferred shares seed 1 shares and 373,204 Preferred shares seed 2 shares are Outstanding with 1:1 Voting Rights.

Equity Based Compensation
The Company has 60,000 Warrants and 476,000 Stock Options as securities reserved for issuance upon exercise or conversion. All stock option grants are based on 2019 Stock Option Plan. Our understanding from the management is that their vesting period and amounts are variable. The vesting schedule for key executives are generally 20% per year for 5 years and for interns and other short-term consultants, it vests immediately or within 1 year after grant date.

6. Subsequent Events
The Company plans to issue stock options to newly hired key executives, as well as key members of staff who are key to the performance and growth of Company. The Company has evaluated subsequent events till May 2021, from the date which the financial statement available to be issued. Our understanding from the management is that no events require additional disclosure.

7.Impact of COVID 19 Pandemic
The Company's management has considered the possible effects that may result from the Covid-19 pandemic on the business in U.S. In developing the assumptions relating to the possible future uncertainties in the economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information to assess the expected future performance of the Company. The Management confirms that they have not identified events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

Other Matter: Supplementary Information

The Company prepares its accounts using third party accountant. The Company has two employees and other consultants with the consultation contracts for the period. The consultants who work on need basis do not have any consultation agreements.
The Company has purchase orders for foreign suppliers. The Company pays the prevailing rate of exchange at the date of the transaction.
The Company did not have liability insurance contract before October 2020.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements.

Enclosures: Indian Subsidiary Financials

JogoHealth Private Limited: Financial Statements for the period ended December 31, 2020 & 2019

JOGOHEALTH PRIVATE LIMITED

Comprehensive Income Statement

Particulars	For the period ended (Amount in INR)		For the period ended (Amount in $)	
	31st December, 2020	31st December, 2019	31st December, 2020	31st December, 2019
Income from Healthcare Services	4,716,423	913,980	63,648	12,984
Renting of medical equipments	129,135	139,036	1,743	1,975
Sale of medical equipments	-	210,000		2,983
Total Revenue	4,845,558	1,263,016	65,390	17,942
Salaries and benefit	8,011,413	252,671	108,113	3,589
Supplies	726,955	403,282	9,810	5,729
Other operating expenses (refer note below)	8,884,593	1,581,310	119,897	22,464
Depreciation and amortization	1,082,170	149,375	14,604	2,122
Interest expense	-	-		
Total expense	18,705,130	2,386,637	252,424	33,904
Income before income taxes	(13,859,572)	(1,123,621)	(187,034)	(15,962)
Provision for income taxes	-	-		
Net income/Net Loss	(13,859,572)	(1,123,621)	(187,034)	(15,962)

Particulars	For the period ended (Amount in INR)		For the period ended(Amount in$)	
	31st December, 2020	31st December, 2019	31stDecember, 2020	31st December, 2019
Other operating expenses				
Advertising and marketing	932,575	37,610	12,585	534
Bank fees/charges	57,585	15,947	777	227
Brokerage and commission	196,000	-	2,645	-
Electricity expense	99,482	12,969	1,343	184
Insurance expense	213,192	-	2,877	
Legal and professional fees	2,891,538	861,900	39,021	12,244
Meals and entertainment	44,435	3,552	600	50
Miscellaneous expenses	1,624,220	564,331	21,919	8,017
Office supplies	119,612	1,728	1,614	25
Rent and lease	2,396,794	36,000	32,345	511
Research and development	253,568	-	3,422	
Travel	55,592	47,273	750	672
Total	8,884,593	1,581,310	119,897	22,464

Jogohealth Private Limited
Balance Sheet

Particulars	As at (Amount in INR)		As at (Amount in $)	
	31st December, 2020	31st December, 2019	31st December, 2020	31st December, 2019
ASSETS				
CURRENT ASSET				
Cash and cash equivalents	2,642,311	10,217,360	36,179	143,906
Accounts receivable, net	220,078	506,477	3,013	7,133
Total Current Assets	2,862,389	10,723,837	39,193	151,040
PROPERTY AND EQUIPMENT				
Property and equipment, net	5,485,057	500,000	75,103	7,042
OTHER ASSETS				
Intangible assets, net	4,375,121	4,850,626	59,905	68,319
Deposits	2,160,000	980,000	29,575	13,803
Taxes receivable	20,270	90,768	278	1,278
Total Other Assets	6,555,391	5,921,393	89,758	83,400
TOTAL ASSETS	14,902,837	17,145,231	204,053	241,482
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	1,403,169	289,402	19,213	4,076
Accrued expenses	42,629	137,900	584	1,942
Taxes payable	176,334	53,000	2,414	746
Total Current Liabilities	1,622,132	480,302	22,211	6,765
OTHER LIABILITIES				
Unsecured Loan	25,589	354,990	350	5,000
	25,589	354,990	350	5,000
TOTAL LIABILITIES	1,647,721	835,292	22,561	11,765
SHAREHOLDERS' EQUITY				
Common stock, authorized 3,750,000 shares,				
Shares issued and outstanding, INR 10 par value.	25,865,060	17,433,560	354,151	245,543
Additional paid-in capital	2,373,250	-	32,495	-
Retained earnings	(14,983,194)	(1,123,621)	(205,154)	(15,826)
Total Equity Shareholders' Fund	13,255,116	16,309,939	181,492	229,717
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,902,837	17,145,231	204,053	241,482

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